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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD ST. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: CANDICE RIDYARD (INVESTOR RELATIONS) or JASON WEBER

NEWS RELEASE

Kiska receives Thorn Phase 2 Drilling Results from Brixton

Including 73.7 metres of 284.2g/t silver, 1.49g/t gold, 1.31% lead, 1.78% zinc and 0.12% copper

KSK12-09

Vancouver, BC- November 5, 2012:  Kiska Metals Corporation (“Kiska" or "the Company”) reports that partner Brixton Metals Corporation has completed Phase 2 of the 2012 drilling and soil sampling program at the Thorn project, located in Northwest British Columbia.  A total of 1,738 metres were drilled in 13 NQ diamond drill holes.  The depth of the holes ranged from 45 metres to 338 metres. Additional drill results from holes THN12-81, 82 and 84 - 87 as well as soil sample results are pending and shall be released upon receipt from Brixton.

Highlights

•

THN12-83 intersected 73.7 metres of 284.2g/t silver, 1.49g/t gold, 1.31% lead, 1.78% zinc and 0.12% copper (466.3 g/t AgEq) within a broader interval of 165.3 g/t silver, 1.37g/t gold, 0.92% lead, 1.25% zinc and 0.11% copper (314.6g/t AgEq) over 150.5 metres.

•

Expanded Oban Breccia Zone mineralization at depth to the south-southeast.

“Brixton’s drilling has shown the potential for Oban Breccia mineralization to extend to the south-southeast underneath the glacial till blanket that covers this part of the zone,” stated Jason Weber, P.Geo., President and CEO of Kiska Metals Corporation. “The Oban continues to deliver very encouraging intersections and we look forward to receiving the remaining results from this program.”

Hole THN12-83 was collared at the Oban Breccia Zone at an elevation of 894 metres and drilled at an azimuth of 170 degrees and a dip of -50 degrees to a depth of 209.7 metres. THN12-83 extended the Oban Zone in a south-southeast direction from previously known mineralization. Grades are uncut and include up to 2,650g/t silver and 9.21g/t gold in separate samples each one metre in length.

THN12-83 Significant Intersections.

Hole ID	From	To	Interval	Silver	Gold	Copper	Lead	Zinc	AgEq
	(metre)	(metre)	(metre)	g/t	g/t	%	%	%	g/t
THN12-83	24.0	174.5	150.5	165.3	1.37	0.11	0.92	1.25	314.6
including	24.0	97.7	73.7	284.2	1.49	0.12	1.31	1.78	466.3
including	49.0	62.0	13.0	725.6	2.01	0.13	3.33	3.68	1047.5

To view cross-section of including hole THN12-83, click on the following link http://www.kiskametals.com/s/ThornMaps_Photos.asp

Hole THN12-80 was collared near the northeast boundary of the Oban Breccia Zone at an elevation of 915 metres and drilled at an azimuth of 325 degrees and a dip of -80 degrees to a depth of 166.6 metres. This hole intersected silver-copper-gold mineralization with lesser lead and zinc to the northeast of the Oban Breccia Zone within the adjacent diorite porphyry.

THN12-80 Significant Intersections

Hole ID	From	To	Interval	Silver	Gold	Copper	Lead	Zinc	AgEq
	(metre)	(metre)	(metre)	g/t	g/t	%	%	%	g/t
THN12-80	104.5	111.5	7.0	162.9	0.34	1.24	0.07	0.14	326.7
including	108.5	110.5	2.0	500.0	0.69	4.03	0.11	0.22	998.6

Holes THN12-75 to THN12-79 returned no significant results. These holes were designed to test potential easterly extension of surface mineralization and were only drilled into the Thorn porphyry to a maximum depth of 57 metres. Based on the results in THN12-83 deeper drilling may be warranted to test mineralization at depth.

About the Thorn Property

The 189 square kilometre Thorn Property is located 120 kilometres northwest of Telegraph Creek, BC. High sulphidation epithermal vein-hosted high-grade copper-gold-silver mineralization and breccia-hosted high-grade silver and gold mineralization in diorite porphyry intrusive rocks make up the dominant exploration targets on the property.  Brixton is earning a 51% interest in the property by funding exploration expenditures totaling $5 million and by making staged cash and share payments. At Kiska’s election, Brixton can earn an additional 14% (totaling 65%) interest by funding an additional $10 million in exploration on the property. Brixton is the project operator.

Qualified Person Statement

The content of this release has been reviewed by Jason Weber, P.Geo., President and CEO of Kiska Metals Corporation. Mr. Weber is a Qualified Person under the terms of National Instrument 43-101.

Sealed samples were shipped by the Brixton geologists to ALS Minerals preparation lab in Whitehorse, Yukon. ALS Minerals laboratories are registered to ISO 9001:2008 and ISO 17025 accreditations for laboratory procedures.  Blank, duplicate and certified reference materials were inserted into the sample stream. Analysis for gold was done by Fire Assay with AA finish.  All other elements were analyzed by Aqua Regia Digest with ICP-AES finish. Silver over-limits were analyzed by fire assay with gravimetric finish. Base metal over-limits were analyzed with Aqua Regia Digest and AA finish.

Silver equivalent (AgEq) values were calculated using $1,088 per ounce of gold, $19.62 per ounce of silver, $3.20 per pound for copper, $0.80 per pound of lead and $0.80 per pound of zinc. Metal recoveries are currently not known, therefore the silver equivalent calculation assumes 100% recoveries for all metals.

AgEq = Ag g/t + (Au g/t x 34.98/0.63) + (Pb% x 17.64/0.63) + (Zn% x 17.64/0.63) + (Cu% x 70.55/0.63)

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler property, Alaska, a district-scale project with excellent exploration potential which includes the Whistler Deposit (a 2.25 M oz gold-equivalent indicated resource of 79.2 million tonnes averaging 0.51 g/t gold, 1.97 g/t silver and 0.17% copper and a 3.35 M oz. gold equivalent inferred resource of 145.8 million tonnes averaging 0.40 g/t gold, 1.75 g/t silver and 0.15% copper). Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world's largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

 "Jason Weber"

 Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com   and http://www.sec.gov

Oban Cross Section

High Grade Oban Zone
Cross Section
Looking East
Section 628775m E
(50 m slice)
Thorn Stock
900 Elev
850 Elev
800 Elev
700 Elev
THN11-60
95m of 904 g/t AgEq
Mineralization
New
Known Mineralization
Oban Breccia
THN12-83
150.50m of 314.58g/t AgEq
including
73.70m of 466.28g/t AgEq
Open?
Open?
Hole 85
Assays Pending
Hole 84
Assays Pending
AgEq g/t Weighted Average
200 - 300 g/t AgEq
300 - 400 g/t AgEq
400 - 3,633 g/t AgEq
6492000 N
6491800 N

Thorn Plan Map

KISKA METALS CORPORATION

High Grade Oban Zone
N
6492000 N
6491900 N
6491800 N
628700 E
628800 E
628900 E
THN12-83
150.50m of 314.58g/t AgEq
including
73.70m of 466.28g/t AgEq
THN12-80
7m of 326.71g/t AgEq
including
2m of 998.58g/t AgEq
THN11-60
95m of 904 g/t AgEq
Known Mineralization
New Mineralization
THN12-82
THN12-81
THN12-80
THN12-86
THN12-87
THN12-75
THN12-76
THN12-77
THN12-78
THN12-79
THN12-85
THN12-83
THN12-84
AgEq g/t Weighted Average
200 - 300 g/t AgEq
300 - 400 g/t AgEq
400 - 3,633 g/t AgEq
0
50
metres
Drillhole Locations Map
Legend
2012 Phase 2 Drillhole
2012 Phase 1 Drillhole
Historic Drillhole
Drill Trace
November 2012